WAVE SYSTEMS CORP.

480 Pleasant Street

Lee, Massachusetts 01238

June 20, 2008

Via EDGAR and Telefacsimile (202) 772-9210

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn:  Katherine Wray

Re:                              Wave Systems Corp. —Registration Statement on Form S-3, File No. 333-150340

Ladies and Gentlemen:

                Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Wave Systems Corp. hereby requests that the effective date of the above-captioned Registration Statement on Form S-3 be accelerated so that such Registration Statement may become effective at 2:00 p.m. on Monday, June 23, 2008.  We hereby acknoweledge, as of the date hereof and as of such effective time, that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Wave Systems Corp.

By:	/s/ Gerard T. Feeney
Name: Gerard T. Feeney
Title: Chief Financial Officer

cc:	Neil Townsend, Esq.
David Cosgrove, Esq.